ANNUAL REPORT TO SHAREHOLDERS 2003

ABOUT THE COMPANY

AMERIANA BANCORP is a bank holding company. Through its wholly owned subsidiary, Ameriana Bank and Trust, the Company offers an extensive line of banking services and provides a range of investments and securities products through branches in the central Indiana area. As its name implies, Ameriana Bank and Trust also offers trust and investment management services, has interests in Family Financial Life Insurance Company and Indiana Title Insurance Company, and owns Ameriana Insurance Agency, a full-service insurance agency.


Anderson
Middletown
INDIANAPOLIS
New Castle
Avon
Greenfield
New Palestine
Knightstown
Morristown
CINCINNATI
Deer Park
Landen

Deposits *(Dollars in millions)*

		2003	2002
Indiana			
New Palestine	*(opened December 1999)*	$8.8	$6.5
Avon	*(opened January 1997)*	$16.3	$14.2
Morristown	*(opened March 1998)*	$18.3	$18.3
Anderson	*(opened March 1994)*	$21.0	$23.8
Middletown	*(opened March 1961)*	$25.6	$26.6
Knightstown	*(opened May 1963)*	$33.7	$36.4
Greenfield	*(opened January 1976)*	$46.2	$42.2
New Castle Downtown	*(opened March 1890)*	$68.4	$71.4
New Castle Main Office	*(opened July 1959)*	$107.4	$103.6
Ohio			
Landen	*(sold September 2003)*	$ –	$10.9
Deer Park	*(sold September 2003)*	$ –	$48.3

Loans *(Dollars in millions)*

		2003	2002
Indiana			
New Palestine	*(opened December 1999)*	$5.2	$7.6
Avon	*(opened January 1997)*	$54.5	$43.8
Morristown	*(opened March 1998)*	$1.4	$1.1
Anderson	*(opened March 1994)*	$8.3	$9.6
Middletown	*(opened March 1961)*	$10.7	$12.4
Knightstown	*(opened May 1963)*	$6.2	$7.2
Greenfield	*(opened January 1976)*	$36.7	$51.8
New Castle Downtown	*(opened March 1890)*	$7.1	$13.2
New Castle Main Office	*(opened July 1959)*	$77.8	$102.8
Ohio			
Landen	*(sold September 2003)*	$ –	$2.8
Deer Park	*(sold September 2003)*	$ –	$61.0

I AM PLEASED to write to you concerning the progress we achieved during 2003. Despite significant challenges, Ameriana returned to profitability during the year, posting net income of $2,418,000 or $0.77 per diluted share versus a net loss of $3,075,000 or $0.98 per diluted share in 2002. Net interest income for the year increased 5% to $13,030,000 from $12,432,000 in 2002, while our provision for loan losses declined 12% to $6,440,000 compared with $7,300,000 in the prior year.

In our view, 2003 was one of the most unusual times in memory, both from its unprecedented historical aspects and because of the extraordinary business climate that defined the period. It was a year of mixed signals and of dramatically different beginnings and endings.

When we wrote to you last in early 2003, our nation was at war and the economic outlook was uncertain. In those early months of 2003, there was no reliable way to anticipate how events on those two fronts would unfold, what they would mean to the average consumer, or over what timeframe improvements might occur. Today, the apprehension we all shared over those issues has begun to give way to guarded confidence that our nation has achieved some measure of success with these domestic and international concerns. Through much of the interim period, however, consumer confidence remained weak. Thus, we believe these factors clearly had a dampening effect on potential loan growth in 2003 and the profits generated by our lending activities.

The continuation of a low interest-rate environment during 2003 also added to the year's drama. These rates, still near a 40-year low point, kept the housing market buoyant and provided the catalyst for a surge in home refinancings in the first three quarters of the year. This, in turn, gave a considerable lift to our earnings in 2003 as Ameriana was well positioned to serve the higher demand for loan originations. Unfortunately, these red-hot market conditions did not last through the year and cooled rapidly in the second half, laying the groundwork for a similarly dramatic pullback in the volume during the final quarter of the year.

In addition to the year's broad issues, we faced specific challenges in 2003 with respect to an investment we made in certain equipment leases pools, against which we placed significant reserves in 2002. Although we commented on this situation in depth last year, let me summarize the origins of those problems as a way of prefacing additional developments in 2003.

As you may recall, during 2001, Ameriana joined many other banks across the country to provide financing for leases originated by a now-bankrupt equipment leasing company. Each of these leases was backed by surety bonds issued by major insurance companies. Subsequently, with the default on the underlying leases, the sureties refused to honor their obligations to protect us in the event of loss.

While we continue to believe we have a strong cause of action against the sureties involved in this transaction, we could not ignore a ratings-agency downgrade on one surety during 2003 and the growing likelihood that litigation would be protracted and increasingly uncertain as time passed. Because of these concerns, we also anticipated that regulators would take a much more conservative posture on what they considered to be an adequate level of loss reserves.

Therefore, even though we had reserved approximately 50% of the outstanding balance of our two lease pools by the end of 2002, we decided the prudent step would be to write-off our remaining investment in these pools and put the risk of principal loss behind us. Litigation continues, so we cannot say with certainty that there will be no future drag on earnings from this situation, but we are confident this step has effectively limited our greatest exposure to loss in this matter. Our actions to partially reserve and then completely write-off these leases explains most of our provision for loan losses over the last two years, and those steps reduced profits by $1.04 per diluted share in both 2003 and 2002. In addition to this, as you may recall, 2002 also reflected a charge of $0.61 per diluted share associated with the restructuring of our investment portfolio in that year.

I would like to point out that, despite our decision to write off these leases, our balance sheet was strong at the end of 2003, our regulatory capital remained significantly above required levels, and we continued to be classified as well capitalized by regulators. In a more direct sense, our sound financial position can be seen in the Company's continued dividend payments, which now extend for 16 consecutive years.

On a brighter note, and in a move we think will have a more profound and lasting impact on our operations, we took an important step during 2003 to strengthen our banking franchise with the sale of our two Ohio branches. The sale of these Cincinnati-area branches resulted in an after-tax gain of approximately $0.93 per diluted share and helped offset the impact of the previously mentioned lease write-offs in 2003.

Although the sale of these branches reduced loans and deposits at year-end, we are nevertheless excited about what it means for Ameriana going forward and believe the long-term benefits will more than compensate for these temporary changes. The sale, in our view, will allow us to intensify our focus on our core Indiana market, which now stretches from New Castle to western Indianapolis. We currently have 10 branches across this region, counting our newest one in McCordsville – a strategic addition to our franchise that will help fill in the Hancock County corridor. With this stronger presence and renewed focus on our core market, we are encouraged about our prospects for growth.

Although 2003 was a year of improving fundamentals and a return to profitability for Ameriana Bancorp, we know that some of the daunting challenges we faced this past year remain before us in the coming one. As I mentioned earlier, the home refinancing boom that boosted profits in the first three quarters of 2003 now has subsided greatly. Interest rates remain low and, thus, will work to cause our margins to contract in the coming year. These are not issues over which we have any real power, or around which we can easily navigate, so we work to change the things we can. Already, we have implemented new initiatives to help control expense growth, expand fee income and enhance the efficiency of our operations. Obviously, it will take some time for these efforts to produce visible benefits, but we hope to see initial progress in the second half of 2004. In the meantime, please rest assured of our commitment to building shareholder value over the long term. We appreciate your support and loyalty as we continue this work.

Sincerely,

Harry J. Bailey
President and Chief Executive Officer

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)					
	At December 31				
Summary of Financial Condition	**2003**	2002	2001	2000	1999
Cash	**$ 9,505**	$ 7,481	$ 7,518	$ 14,609	$ 14,637
Investment securities	**137,788**	58,155	140,629	99,707	102,705
Loans, net of allowances for loan losses	**204,141**	304,586	350,383	397,662	325,959
Interest-bearing deposits, and stock in Federal Home Loan Bank	**11,992**	44,974	11,648	11,687	11,136
Other assets	**39,027**	41,611	41,896	33,623	31,912
Total assets	**$402,453**	$456,807	$552,074	$557,288	$486,349
Deposits noninterest-bearing	**$ 19,039**	$ 19,124	$ 24,257	$ 12,927	$ 16,308
Deposits interest-bearing	**326,705**	383,063	388,156	354,668	339,451
Borrowings	**10,230**	6,432	88,583	141,172	82,872
Other liabilities	**7,605**	9,148	8,183	6,810	7,689
Total liabilities	**363,579**	417,767	509,179	515,577	446,320
Shareholders' equity	**38,874**	39,040	42,895	41,711	40,029
Total liabilities and shareholders' equity	**$402,453**	$456,807	$552,074	$557,288	$486,349

	Year Ended December 31				
Summary of Earnings	**2003**	2002	2001	2000	1999
Interest income	**$ 23,096**	$ 29,973	$ 37,170	$ 37,323	$ 29,083
Interest expense	**10,066**	17,541	24,243	24,728	16,749
Net interest income	**13,030**	12,432	12,927	12,595	12,334
Provision for loan losses	**6,440**	7,300	360	417	328
Other income	**10,540**	2,949	4,046	3,533	3,428
Other expense	**13,602**	13,675	11,348	10,985	10,635
Income (loss) before taxes	**3,528**	(5,594)	5,265	4,726	4,799
Income taxes	**1,110**	(2,519)	1,465	1,164	1,467
Net income(loss)	**$ 2,418**	$ (3,075)	$ 3,800	$ 3,562	$ 3,332
Basic earnings (loss)per share	**$ 0.77**	$ (0.98)	$ 1.21	$ 1.13	$ 0.98
Diluted earnings (loss)per share	**$ 0.77**	$ (0.98)	$ 1.21	$ 1.13	$ 0.98
Dividends declared per share	**$ 0.64**	$ 0.64	$ 0.61	$ 0.60	$ 0.60
Book value per share	**$ 12.35**	$ 12.40	$ 13.63	$ 13.26	$ 12.72

	At December 31				
Other Selected Data	**2003**	2002	2001	2000	1999
Return on average assets	**0.53%**	(0.60)%	0.72%	0.68%	0.77%
Return on average equity	**6.20**	(7.32)	8.92	8.68	7.60
Ratio of average equity to average assets	**8.62**	8.18	8.12	7.84	10.17
Dividend payout ratio (1)	**83.12%**	NM(2)	50.41%	53.00%	61.22%
Number of full-service bank offices	**9**	11	11	11	12

(1) Based on total dividends per share declared and net income per share for the year.

(2) NM - Not meaningful.

Executive Summary

Ameriana Bancorp (the "Company") was incorporated under Indiana law for the purpose of becoming the holding company for Ameriana Bank and Trust, SB (the "Bank"). The Bank has three direct wholly owned subsidiaries, Ameriana Insurance Agency ("AIA"), Ameriana Financial Services, Inc. ("AFS") and Ameriana Investment Management, Inc. ("AIMI"). AIA operates a general insurance agency in three locations. AFS has a brokerage operation and owns a partial interest in a life insurance company and a title insurance company. AIMI manages the Company's investment portfolio. On June 29, 2001, the Bank converted from a federal savings bank to an Indiana chartered state savings bank and changed its name to "Ameriana Bank and Trust, SB." The Company also owns a minority interest in a limited partnership organized to acquire and manage real estate investments, which qualify for federal tax credits.

The Company returned to profitability in 2003 with net income of $2,418,000 or $0.77 per diluted share compared with a net loss of $3,075,000 or $0.98 per diluted share in 2002. The Company's net income for the full year 2003 included charges totaling $5,890,000, or $3,534,000 after tax or $1.12 per diluted share, taken in the second and third quarters primarily to write off the troubled lease portfolio. These charges were offset to some extent by a gain of $5,511,000, or $2,930,000 after tax or $0.93 per diluted share, on the third quarter sale of two branches in Ohio. The Company's net loss for 2002 reflected both the additional reserves set aside in the fourth quarter of 2002 as well as a charge of $3,212,000, or $1,900,000 after tax or $0.61 per diluted share, associated with the restructuring of the Company's investment portfolio in the first quarter of 2002. Despite the unfavorable charges mentioned above, the Company's capital ratios remain strong. The Company's risk-based capital to risk-weighted assets improved to 16.42% at December 31, 2003, from 13.89% at December 31, 2002, and continues to be classified as "well capitalized" by regulatory standards.

As with most banks, the Company's largest source of revenue has historically been the net interest margin, which is derived from the spread earned between its interest income and interest expense. The interest-rate environment continued at a 40-year low point in 2003, and actually improved the Company's net interest margin. The net interest margin improved to 3.23% in 2003 from 2.63% in 2002, primarily due to the cost of interest-bearing liabilities, which declined greater than the yield earned on interest-earning assets. Management expects the net interest margin to contract in the coming year should interest rates remain low.

The low interest rate environment in 2003 and 2002 also kept the demand for mortgage loan refinancing at a high level. The Company continued to sell new fixed-rate mortgage production to minimize potential long-term interest rate risk associated with such long-term, low-interest loans. As a result, gain on sale of loans and servicing rights was $1.9 million in 2003 and $1.4 million in 2002. Due to the rate structure in early 2004 and the large volume of loans refinanced during 2003 and 2002, current estimates indicate that the gain on sale of loans during 2004 will be significantly less than 2003 or 2002.

Employee pension and legal expenses increased in 2003. Like many other organizations, the Company's defined-benefit pension cost continues to rise. Unfavorable market conditions since 2000 reduced earnings in the pension fund and, accordingly, caused a significant increase in the contribution required by the Company. The Company's pension expense was $768,000 in 2003 compared with $215,000 in 2002 and $5,000 in 2001. Management expects pension expense to continue to increase in 2004. Litigation that started in 2002 continues with the troubled lease portfolio. Legal and professional fees increased to $731,000 in 2003 from $386,000 in 2002.

The Company's profitability is also affected by outside sources beyond management's control. These outside sources include the economy, the regulatory environment, and government monetary and fiscal policies. Management started initiatives in 2004 to improve profits in the areas the Company can control, such as limiting expense growth, expanding fee income, and enhancing operational efficiency.

The statements contained within this report contains forward-looking statements within the meaning of the federal securities laws. Statements in this release that are not strictly historical are forward-looking and are based upon current expectations that may differ materially from actual results. These forward-looking statements, identified by words such as "view" and "believe," involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the statements made herein. These risks and uncertainties involve general economic trends and changes in interest rates, increased competition, changes in consumer demand for financial services, the possibility of unforeseen events affecting the industry generally, the uncertainties associated with newly developed or acquired operations, the amount of losses incurred from the liquidation of certain of the Company's investments, the eventual outcome of litigation to enforce certain surety agreements, and market disruptions and other effects of terrorist activities. The Company undertakes no obligation to release revisions to these forward-looking statements publicly to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2003. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Credit Losses: The allowance for credit losses provides coverage for probable losses in the Company's loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger, non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights: Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Goodwill and Other Intangibles: The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by Statement of Financial Accounting Standards ("SFAS") No. 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded, and subsequent impairment analysis, requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

Sale of Two Cincinnati Branches in 2003

On April 7, 2003, the Company announced that it had agreed to sell its two Cincinnati-area branches to Peoples Community Bancorp, Inc. (NASDAQ/NM: PCBI) ("PCBI") of West Chester, Ohio. The two branches are located in Deer Park and Landen, Ohio. On September 30, 2003, the Company announced the completion of the sale of the two branches to PCBI. In connection with the sale, the Company recorded an after-tax gain of approximately $2,930,000 or $0.93 per diluted share in the third quarter 2003.

The transaction included the Company's real property related to the Deer Park branch and its leasehold on the premises for the Landen branch. Additionally, the Company conveyed most consumer and commercial loans at those branches as part of the transaction, as well as the branches' saving deposits, but retained and will continue to service certain single-family residential mortgages originated in those locations.

Investments Sold in 2002

The interest rate risk position of the Bank for the prior period ending December 31, 2001, was reviewed by management. Management determined that a significant deterioration had occurred in the Company's collateralized mortgage obligations ("CMO") portfolio, which resulted in a large increase in the Company's exposure to future increases in interest rate risk. Upon further review, management determined that the increase in the exposure was significant enough to call into question the prudence of continuing to hold the securities to maturity. In order to take the necessary action to reduce this exposure, management decided to move the entire securities portfolio from the "Held to Maturity" accounting classification to the "Available for Sale" classification as of December 31, 2001.

In 2002, the Company determined that most of its investments no longer fit its risk profile, given the unsettled, uncertain and volatile nature of the market and the possibility that interest rates could move against the portfolio. The decelerating speed of prepayments on these instruments during the first quarter of 2002 was remarkable, significantly extending the practical maturity of the portfolio to a level that exceeded the Bank's risk parameters. The alternatives to taking immediate action to mitigate the potential losses, including long-term funding strategies, hedging strategies and partial liquidations, were felt to be inadequate in the circumstances. The Company decided to liquidate the majority of the investment portfolio. In March 2002, the Bank disposed of $137.0 million in securities at a pretax loss of $3.2 million, or approximately $1.9 million after tax.

The proceeds from the liquidation of the Company's investments were first applied toward repayment of short-term borrowings from the Federal Home Loan Bank ("FHLB"). This increased the Company's flexibility to retain more of its self-originated loans in portfolio and to purchase loan participations in the region as they became available. The balance of the proceeds was used to purchase short-term liquid investments, including limited maturity mortgage-backed securities("MBS"), which present less interest rate risk than the liquidated investments, and an adjustable-rate mortgage ("ARM") mutual fund. The Company also used some proceeds to invest in intermediate-term MBS to provide a balance to its portfolio between interest rate risk reduction and maintenance of higher net interest income levels.

In September 2002, the Bank determined it could improve its net interest margin by paying down the majority of FHLB advances with the sale of a similar amount of investment securities. The Company sold an additional $44.6 million of investments in the third quarter 2002 and realized a gain of approximately $1.2 million on the sale, which offset to some extent the loss on disposition of investments realized earlier in the year. The proceeds from this latest investment sale were used to pay off higher-rate FHLB advances, which included a prepayment penalty of approximately $1.1 million. Aside from the de-leveraging effect, these transactions are expected to improve the Company's net interest margin through the reduction of higher-rate debt with proceeds from the sale of lower-earning investments.

Troubled Lease Portfolio Charged Off

On September 30, 2003, the Company wrote off the remaining balances of two troubled equipment lease pools originated by Commercial Money Center, a now-bankrupt company, and recorded an after-tax loss of $3,534,000 or $1.12 per diluted share for the year ended December 31, 2003. The Bank entered into these lease pools, which at the time had receivables totaling $12,003,000, consisting primarily of equipment leases, in June and September of 2001. Each lease within each pool was supported by a surety bond issued by insurance companies which were rated at least "A" by Moodys at the time the Company entered into the lease pools. When the issuer of the lease pools filed for bankruptcy in 2002, the outstanding balance on these pools was $10,900,000. The insurers of the lease pools have denied responsibility for payment of the default on the lease pools, alleging fraud on the part of Commercial

Money Center. At December 31, 2002, the Company established reserves against the two lease pools of $5,450,000, which was equal to approximately 50% of the outstanding amount in default. At the end of the second quarter of 2003, the Company set aside an additional $900,000 in specific reserves for one of the two lease pools. Subsequently, due to continued uncertainty surrounding the prospects for eventual recovery from the sureties, the fact that one of the insurance companies had its credit rating down-graded to "D" by A.M. Best, and that the litigation with respect to the enforcement of the surety bonds was proving more protracted and challenging than originally anticipated, in keeping with the Company's policy for reserving against its assets, the Company determined to charge off the remaining balances of the lease pools.

Financial Condition

Total assets decreased $54.3 million or 11.9% to $402.5 million at December 31, 2003, from $456.8 million at December 31, 2002. The decrease was primarily due to the sale of the Ohio branches to PCBI, which reduced assets approximately $55.6 million (see "Sale of Two Cincinnati Branches in 2003").

Cash and Cash Equivalents: Cash and cash equivalents decreased $31.2 million to $14.5 million at December 31, 2003, from $45.7 million at December 31, 2002. The decrease was the result of investing cash and cash equivalents in investment securities.

Securities: Investment securities increased approximately $79.6 million to $137.8 million at December 31, 2003, from $58.2 million at December 31, 2002. This was mainly due to a decline in the loan portfolio during 2003, which resulted from refinanced mortgage loans. Due to the rate environment in 2003, the Bank continued to sell the majority of its fixed-rate originations.

The following table identifies changes in the investment securities carrying values:

	(Dollars in thousands)			
	2003	2002	$ Change	% Change
Available for sale at December 31:				
Mortgage-backed and				
collateralized mortgage obligations	**$ 36,501**	$27,824	$ 8,677	31.2%
Federal agencies	**78,423**	8,227	70,196	853.2
Municipal securities	**9,424**	–	9,424	NM(1)
Mutual fund	**11,796**	20,538	(8,742)	(42.6)
Trust preferred	**1,644**	1,566	78	5.0
Totals	**$137,788**	$58,155	$79,633	136.9%

(1) NM - Not meaningful.

The following table identifies the percentage composition of the investment securities:

	2003	2002
Available for sale at December 31:		
Mortgage-backed and		
collateralized mortgage obligations	**26.5%**	47.8%
Federal agencies	**56.9**	14.2
Municipal securities	**6.8**	–
Mutual fund	**8.6**	35.3
Trust preferred	**1.2**	2.7
Totals	**100.0%**	100.0%

The following table identifies changes in net unrealized gains and losses in investment securities:

	(Dollars in thousands)		
	2003	2002	$ Change
Available for sale at December 31:			
Mortgage-backed and			
collateralized mortgage obligations	**$ 40**	$573	$(533)
Federal agencies	**(157)**	175	(332)
Municipal securities	**56**	–	56
Mutual fund	**(144)**	61	(205)
Trust preferred	**144**	66	78
Totals	**$ (61)**	$875	$(936)

See Note 3 to the "Consolidated Financial Statements" for more information on investment securities.

Loans: The following table shows the percentage change of the loan portfolio by category calculated as of December 31 (loans in process and deferred fees are not included in this table):

	(Dollars in thousands)	
	2003	2002
At year-end December 31:		
Real estate mortgage loans:		
Commercial loans	**(10.1)%**	43.6%
Residential loans	**(36.0)**	(25.5)
Construction loans	**(57.8)**	1.6
Commercial loans and leases	**(60.0)**	3.5
Consumer loans:		
Mobile home and auto loans	**(48.6)**	(36.7)
Loans secured by deposits	**(28.2)**	(16.2)
Home improvement loans	**(16.9)**	(38.5)
Other	**(18.7)**	(84.6)

The loan portfolio declined $107.5 million to $214.1 million at year-end 2003 from $321.6 million at year-end 2002. The sale of the Ohio branches accounted for $28.8 million of the loan portfolio decline, with mortgage loan refinancing accounting for most of the remainder.

The sale of the Ohio branches included $649,000 in residential real estate mortgage loans, $25.0 million in commercial mortgage real estate loans, and $3.2 million in consumer loans. The portfolio shift to commercial real estate loans continued in 2003 and 2002 with commercial loans comprising 37.2% of the overall portfolio at year-end 2003 compared with 27.5% at year-end 2002. Fixed-rate residential mortgage loan production was sold in the secondary market in 2003 and 2002, which is the main cause for the decline in residential mortgage loans. Proceeds from loans sold in the secondary markets were $154.5 million in 2003, and $113.0 million in 2002. Fixed mortgage loan rates have been at historic lows during this two-year period, which has increased the volume of refinances. The fixed-rate residential loans are sold to minimize the Bank's exposure to interest rate risk. Due to the consumer demand for fixed-rate loans, the Bank's residential loan portfolio has declined. The Bank generally retains loan servicing on loans originated and sold in Indiana, and sold loans and loan servicing rights for loans previously originated and sold in Ohio. Loans serviced by the Bank for investors, primarily the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and the FHLB, totaled approximately $193.0 million in 2003 and $177.4 million in 2002. Loans sold and subsequently serviced by the Bank generate a steady source of fee income, with servicing fees ranging from 0.25% to 0.375%.

In 2001, the Bank purchased two separate pools of lease receivables, totaling $12.0 million, which is the reason for the substantial increase in commercial loans and leases in 2001. In 2002 these two pools went into default and were charged off in 2003 (see "Troubled Lease Portfolio Charged Off").

Consumer loans made up 3.68% and 4.21% of the total loan portfolio for 2003 and 2002, respectively. Consumer loans declined $5.6 million, to $7.9 million at December 31, 2003, from $13.5 million at December 31, 2002. The decline was primarily due to reduced loan volume as market competitive rates were below minimums established by the Company and the sale of loans included in the Ohio branch sale which included $3.2 million in consumer loans.

Total loan production was strong for 2003 and 2002. New loan production was $229.9 million and $217.0 million in 2003 and 2002, respectively. Since the Bank sells most of its fixed-rate mortgage loans in the secondary market, the loan volume is not fully reflected in the balance sheet.

Credit Quality: Non-performing assets, totaling $8.4 million, declined in 2003. This represents a decrease of $10.0 million from the 2002 non-performing assets total of $18.4 million. The main cause for the decrease was the two lease pools totaling $10.9 million that were charged off in 2003 (see "Troubled Lease Portfolio Charged Off").

The Bank also has a number of real estate development/lot loans and single-family residential loans on existing properties with a builder/developer group, and its related parties, that are currently in default and bankruptcy. The Bank is working closely with the workout specialist hired by the bankruptcy trustee on liquidation of the properties involved in the bankruptcy, and the Bank is negotiating with the borrower and its counsel for resolution of the remaining properties. The total outstanding balance of the various loans totaled $3.5 million as of December 31, 2003.

The following table compares delinquent loans as a percentage of total loans:

	2003				2002			
	30-89 days	**90 days and over(1)**	**Non-accrual loans**	**Totals**	30-89 days	90 days and over(1)	Non-accrual loans	Totals
December 31,								
Real Estate:								
Residential	**0.79%**	**0.04%**	**0.81%**	**1.64%**	0.59%	0.03%	1.05%	1.83%
Commercial	**0.05**	**–**	**1.63**	**1.68**	0.22	0.01	0.72	0.79
Construction	**–**	**–**	**1.55**	**1.55**	0.32	–	–	0.32
Commercial loans	**0.01**	**–**	**0.04**	**0.05**	0.14	–	0.51	0.65
Consumer loans	**0.14**	**–**	**–**	**0.14**	0.17	–	0.08	0.25
Leases	**–**	**–**	**–**	**–**	–	–	3.48	3.48
Totals	**0.99%**	**0.04%**	**4.03%**	**5.06%**	1.44%	0.04%	5.84%	7.32%

(1) Still accruing

The Bank's charged-off loans, less recoveries, were $11,362,000 and $364,000 in 2003 and 2002, respectively. The percentage of net charge-offs to average assets were 2.51% and .07% in 2003 and 2002, respectively.

Deposits: Interest rates paid on Bank deposits stayed at historic lows in 2003 as market interest rates continued to fall. The fed funds interest rate, the rate banks charge other banks on overnight loans, was at a 42-year low. Fed fund rates generally affect the prime lending rate, which was at a 45-year historic low. The Federal Reserve has cut the fed funds rate 12 times since 2001, with the last rate cut of .50% in November 2002. Short-term deposits (deposits with maturities of one year or less, including certificate accounts, checking, savings and money market accounts) comprised 77% of the Bank's deposit portfolio as of year-end 2003, compared with 80% for the same period in 2002. With such a high percentage of deposit accounts staying short-term, an increase in rates in the near future may squeeze the Bank's net interest margin in the short term, since loans are slower to re-price at new market rates.

Deposits declined $56.5 million, or 14.0%, in 2003 for a year-end portfolio balance of $345.7 million. The deposit portfolio at year-end 2002 was $402.2 million. The main reason for the decline was the sale of the two Cincinnati branches, which included the transfer of $55.6 million in deposits.

The following table shows deposit changes by category:

	(Dollars in thousands)			
	2003	2002	$ Change	% Change
December 31,				
Savings deposits	**$ 30,558**	$ 33,990	$ (3,432)	(10.10)%
NOW and Super NOW accounts	**79,707**	39,344	40,363	102.59
Money market accounts	**48,238**	61,127	(12,889)	(21.09)
Certificates $100,000 and more	**27,212**	45,510	(18,298)	(40.21)
Other certificates	**160,029**	222,216	(62,187)	(27.98)
Totals	**$345,744**	$402,187	$(56,443)	(14.03)%

Borrowings: Borrowings increased in 2003. FHLB advances increased $4.0 million to $9.6 million at year-end 2003 from $5.6 million at year-end 2002. The increase was mainly due to a $5.0 million putable FHLB advance taken in November 2003. Putable advances offer a low fixed rate of interest in exchange for the borrower's selling the FHLB the option to convert the advance before maturity on any given conversion date to an adjustable-rate advance based on a predetermined index for the remaining term to maturity, at the FHLB's sole discretion. The putable advance has a 10-year maturity with a rate of 3.90% guaranteed for two years and could convert to an adjustable advance should the three-month LIBOR index reach 8.0%.

Notes payable by the Company declined $240,000 to $600,000 at year-end 2003, from $840,000 at year-end 2002. The notes payable consist of a note payable to a third-party financial institution with a balance of $600,000 and $750,000 bearing interest at 3.50% and 4.25% at December 31, 2003 and December 31, 2002, respectively, the proceeds of which were used to finance stock repurchases during 1999. Notes payable with a balance of $90,000 at December 31, 2002, and paid off in 2003 were 6.0% notes payable to former stockholders of Cardinal State Bank.

Interest Rate Risk: The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and borrowings from the FHLB, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice more frequently on average than assets may not be beneficial in times of rising interest rates, such an asset/liability structure could result in higher net income during periods of declining interest rates, unless offset by other factors.

The Asset-Liability Management Committee and the Board of Directors review the Bank's exposure to interest rate changes and market risk on a quarterly basis. This review is accomplished by the use of a cash flow simulation model using detailed securities, loan, deposit, borrowings and market information to estimate fair values of assets and liabilities using discounted cash flows. The difference between the Bank's estimated fair value of assets and the estimated fair value of liabilities, is the fair value of equity, also referred to as net present value of equity ("NPV"). The change in the NPV is calculated at different interest rate intervals. This tests the interest rate risk exposure from movements in interest rates to determine the change in the Bank's NPV. The model also tests the impact various interest rate scenarios have on net interest income and net income over a stated period of time (one year, for example).

The model uses a number of assumptions, including the relative levels of market interest rates and prepayments or extension in maturity and repayment in loans, MBS and CMO, and certain types of callable investments. These computations do not contemplate actions management may undertake to reposition the assets and liabilities, and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the model of computing NPV. Should interest rates remain or decrease below present levels, the portion of adjustable-rate loans could decrease in future periods due to loan refinancing or payoff activity. In the event of an interest rate change, pre-payment levels would likely be different from those assumed in the model and the ability of borrowers to repay their adjustable rate loans may decrease during rising interest rate environments.

The Bank's information below provides an assessment of the risk of NPV in the event of sudden and sustained 200-basis-point increases and decreases in the prevailing interest rates as of December 31, 2003.

	Net Portfolio Value			NPV as Percent of Present Value of Assets	
Change in Rates	**Dollar Amount**	**Dollar Change**	**Percent Change**	**NPV Ratio**	**Change**
	(Dollars in thousands)				
+200 bp *	**$41,094**	**$(2,751)**	**(6.27)%**	**10.37%**	**(38) bp**
Base or 0%	**43,845**	**–**	**–**	**10.75**	**–**
-200 bp	**43,495**	**(350)**	**(0.80)**	**10.42**	**(33) bp**

** basis points*

The Bank information below provides an assessment of the risk of NPV in the event of sudden and sustained 200-basis-point increases and decreases in the prevailing interest rates as of December 31, 2002.

	Net Portfolio Value			NPV as Percent of Present Value of Assets	
Change in Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)				
+200 bp *	$36,812	$(5,999)	(14.01)%	8.61%	(147) bp
Base or 0%	42,811	–	–	10.08	–
- 200 bp	39,952	(2,859)	(6.68)	9.65	(43) bp

** basis points*

The interest rate risk position of the Bank for the prior period ending December 31, 2003, was within the Bank's risk parameters specified in its interest rate risk policy.

Yields Earned and Rates Paid: The following tables set forth the weighted average yields earned on the Company's interest-earning assets and the weighted average interest rates paid on the Company's interest-bearing liabilities, together with the net yield on interest-earning assets.

	Year Ended December 31		
Weighted Average Yield:	**2003**	2002	2001
Loans	**7.20%**	7.15%	7.98%
Mortgage-backed and collateralized mortgage obligations	**3.24**	5.64	7.00
Other interest-earning assets	**2.69**	3.09	6.66
All interest-earning assets	**5.73**	6.33	7.71
Weighted Average Cost:			
Deposits	**2.58**	3.71	5.03
Federal Home Loan Bank advances	**6.57**	6.39	6.50
Notes payable	**3.95**	3.69	7.30
All interest-bearing liabilities	**2.65**	3.97	5.31
Interest Rate Spread (spread between weighted average yield on all interest-earning assets and all interest-bearing liabilities)	**3.08**	2.36	2.40
Net Yield (net interest income as a percentage of average interest-earning assets)	**3.23**	2.63	2.68

	At December 31		
Weighted Average Interest Rates:	**2003**	2002	2001
Loans	**6.82%**	6.88%	7.74%
Mortgage-backed and collateralized mortgage obligations	**4.79**	6.66	6.35
Other earning assets	**3.18**	2.39	7.18
Total interest-earning assets	**5.46**	6.07	7.39
Deposits	**1.92**	3.04	4.40
Federal Home Loan Bank advances	**5.38**	6.83	5.58
Notes payable	**3.50**	4.44	6.20
Total interest-bearing liabilities	**2.03**	3.09	4.62
Interest rate spread	**3.43**	2.98	2.77

Rate/Volume Analysis: The following table sets forth certain information regarding changes in interest income, interest expense and net interest income of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by new volume). No material amounts of loan fees or out-of-period interest are included in the table. Dollars are in thousands.

	Year Ended December 31					
	2003 vs. 2002 Increase (Decrease) Due to Change in			2002 vs. 2001 Increase (Decrease) Due to Change in		
	Volume	**Rate**	**Net Change**	Volume	Rate	Net Change
Interest Income:						
Loans	**$(5,372)**	**$ 140**	**$(5,232)**	$(2,705)	$(2,827)	$(5,532)
Other interest-earning assets	**204**	**(1,849)**	**(1,645)**	1,770	(3,435)	(1,665)
Total interest-earning assets	**(5,168)**	**(1,709)**	**(6,877)**	(935)	(6,262)	(7,197)
Interest Expense:						
Deposits	**(843)**	**(4,213)**	**(5,056)**	2,272	(6,223)	(3,951)
FHLB advances and notes payable	**(2,416)**	**(3)**	**(2,419)**	(2,671)	(80)	(2,751)
Total interest-bearing liabilities	**(3,259)**	**(4,216)**	**(7,475)**	(399)	(6,303)	(6,702)
Change in net interest income	**$(1,909)**	**$ 2,507**	**$ 598**	$ (536)	$ 41	$ (495)

Results of Operations

2003 Compared to 2002

Net Income (Loss): The Company had a net profit of $2.4 million or $0.77 per diluted share for the year-end 2003. The Company incurred a provision expense of $6.4 million in 2003, which was offset by a net gain on the sale of branches of $5.5 million for the same period. The provision expense decreased approximately $900,000 in 2003 compared with 2002. The provision expense was $7.3 million in 2002.

The provision expense included specific reserves of approximately $5.45 million taken in both 2003 and 2002 and was largely due to two pools of equipment lease receivables. (see "Troubled Lease Portfolio Charged Off").

For a quarterly breakdown of earnings, see Note 18 to the "Consolidated Financial Statements."

The table below shows selected performance data:

	Year Ended December 31				
	2003	2002	2001	2000	1999
Net income (loss) (in thousands)	**$ 2,418**	$(3,075)	$3,800	$3,562	$3,332
Basic earnings (loss) per share	**0.77**	(0.98)	1.21	1.13	0.98
Diluted earning (loss) per share	**0.77**	(0.98)	1.21	1.13	0.98
Dividends declared per share	**0.64**	0.64	0.61	0.60	0.60
Book value per share	**12.35**	12.40	13.63	13.26	12.72
Return on average assets	**0.53%**	(0.60)%	0.72%	0.68%	0.77%
Return on average equity	**6.20**	(7.32)	8.92	8.68	7.60
Ratio of average equity to average assets	**8.62**	8.18	8.12	7.84	10.17
Dividend Payout Ratio*(1)*	**83.12**	NM*(2)*	50.41	53.00	61.22
Number of full-service bank offices	**9**	11	11	11	12

(1) Based on total dividends per share declared and net income per share for the year.

(2) NM - not meaningful.

Net Interest Income: The Company derives the majority of its income from net interest income. The following table shows a breakdown of net interest income for 2003 compared with 2002. Dollars are in thousands.

	Year Ended December 31				
	2003		2002		
	Interest	**Yield/Rate**	Interest	Yield/Rate	Change
Interest and fees on loans	**$ 19,241**	**7.20%**	$24,473	7.15%	$(5,232)
Other interest income	**3,855**	**2.83**	5,500	4.19	(1,645)
Total interest income	**23,096**	**5.73**	29,973	6.33	(6,877)
Interest on deposits	**9,656**	**2.58**	14,712	3.71	(5,056)
Interest on borrowings	**410**	**6.30**	2,829	6.33	(2,419)
Total interest expense	**10,066**	**2.65**	17,541	3.97	(7,475)
Net interest income	**$ 13,030**	–	$12,432	–	$ 598
Net interest spread	–	**3.08%**	–	2.36%	–
Net interest margin	–	**3.23**	–	2.63	–

Net interest income increased 4.8% or $598,000 in 2003. Most of the increase was rate related. See "Rate/Volume Analysis" for more information. The net interest spread, which is the mathematical difference between the yield on average interest-earning assets and cost of interest-bearing liabilities, was 3.08% in 2003 and 2.36% in 2002. The net interest margin on interest-earning assets, which is interest income as a percentage of average earning assets, was 3.23% in 2003 and 2.63% in 2002. The improvements in the interest spread and margin are the result of high-cost certificates that repriced at maturity to a lower rate, and an overall shift from certificates to short-term money market, Super Now accounts and lower borrowing cost. The lower borrowing costs were the result of paying off higher costing FHLB advances with lower yielding investments in September 2002.

Provision for Loan Losses: The Company's provision for loan losses was $6.4 million for 2003, compared with $7.3 million in 2002. The provision is the amount that is added to the allowance for loan losses to absorb inherent losses in the loan portfolio. The provision expense for both 2003 and 2002 consisted of specific reserves for the troubled lease pools (see "Troubled Lease Portfolio Charged Off").

Specific reserves of $895,000 were established in 2002 for business/development loans and its related parties. The business/development loans had a principal balance of $3.5 million and $3.6 million at December 31, 2003 and December 31, 2002, respectively. The reserves are approximately 25% of the principal balance at December 31, 2003 and December 31, 2002.

Net loan charge-offs were $11.4 million and $364,000 for the years 2003 and 2002, respectively. The allowance for loan losses as a percent of loans was 1.80% at December 31, 2003, and 2.77% at December 31, 2002. Non-performing loans, which consist of non-accrual loans and loans delinquent over 90 days and still accruing, decreased by $10.0 million during 2003. Non-performing loans were $8.4 million at December 31, 2003, and $18.4 million at December 31, 2002. The decrease in non-performing loans was mainly due to the charge-off of the troubled lease portfolio (see "Troubled Lease Portfolio Charged Off").

The following table breaks out non-performing loans by category:

	(Dollars in thousands)			
	2003	2002	$ Change	% Change
December 31,				
Non-accrual loans	**$8,383**	$18,307	$(9,924)	(54.21)%
Over 90 days delinquent still accruing	**74**	135	(61)	(45.19)
Totals	**$8,457**	$18,442	$(9,985)	(54.14)%

The Company believes it has established an adequate allowance for loan losses in accordance with generally accepted accounting principles. The variation in the amount of provision charged against income is directly related to changes in loan charge-offs, non-performing loans, loan delinquencies, economic conditions in the Company's lending area and loan portfolio mix during each year.

Non-Interest Income: Non-interest income was $10.5 million in 2003 and $2.9 million in 2002, for an overall increase of $7.6 million or 257.4%. The main cause of the change was due to the net gain on sale of branches of $5.5 million in 2003 (see "Sale of Two Cincinnati Branches in 2003") and net losses on securities sold in 2002 of $2.0 million (see "Investments Sold in 2002"). Excluding the net gain on sale of branches and security losses, non-interest income would have improved 1.11%. Gains on sales of loans and servicing rights improved to $1.9 million for 2003 from $1.4 million for 2002, an increase of 31.97%. Interest rates have steadily declined since 2001, which has created a higher demand from consumers for fixed-rate mortgage loans. Proceeds from loans sold in the secondary market were $154.5 million in 2003 and $113.0 million in 2002. The increase in gains on sales of loans was the result of a continued increase in refinancing during the first nine months of 2003. Due to the rate structure in early 2004 and the large amount of loans that refinanced during 2003 and 2002, current estimates indicate that the gain on sale of loans during 2004 will be significantly less than 2003 or 2002. Other fees and service charges improved 6.31%, while brokerage and insurance commissions were down 4.48%. The Bank invested in life insurance on employees and directors, with a balance or cash surrender value of $19.7 million and $18.9 million, respectively, at December 31, 2003 and 2002. The majority of these policies were purchased in 1999. The nontaxable increase in cash surrender value of life insurance declined to $773,000 in 2003 from $897,000 in 2002. The decline was due to declining interest rates. Operating losses associated with the limited partnership amounted to a loss of $81,000 in 2003 and a gain of $92,000 in 2002 and are included in other income. The Company incurred an allocated gain of $191,000 and tax credit recapture of $33,000 due to the termination of ownership in one of the properties in 2002. The Company also reflected federal income tax credits of $174,000 and $159,000, respectively, for the years ended December 31, 2003, and December 31, 2002.

Non-Interest Expense: Non-interest expense was $13.6 million in 2003 and $13.7 million in 2002, for an overall decrease of $73,000 or 0.53%. Non-interest expense in 2002 included penalties charged for early payoff of FHLB advances of $1.1 million (see "Investments Sold in 2002"). Excluding the advance early payoff penalties, non-interest expense would have increased $1.1 million or 7.96%. The largest component of non-interest expense is salaries and employee benefits, which made up 59.42% of total non-interest expenses in 2003.

Salaries and employee benefits increased $483,000 to $8.1 million in 2003, compared with $7.6 million in 2002. The Bank's employee retirement plan expense increased to $768,000 in 2003 from $215,000 in 2002. Prior to 2002, the stock market generally provided enough earnings to cover increases required in the employee retirement fund. With the decline of the stock market, the Bank's retirement expense rose substantially in 2002 and 2003. Other insurance benefits, composed mainly of medical insurance, increased to $1.2 million in 2003 from $1.0 million in 2002, for an overall increase in insurance benefits expense of $200,000. Please see Note 11 to the "Consolidated Financial Statements" for more information regarding benefits.

Net occupancy and furniture and equipment expense was $1.6 million in 2003, compared with $1.7 million in 2002, for an overall expense decrease of $104,000, or 6.30%. The decrease was mainly due to real estate taxes, which declined $142,000 due to a reduction in Indiana real estate tax assessments. Legal and professional expenses were

$345,000 higher in 2003 from 2002 mainly due to the CMC leases litigation and the sale of the Ohio branches. Data processing, printing and supplies, and all other expenses increased $279,000, or 9.42%, in 2003 from 2002 mainly due to higher federal deposit insurance and loan processing expense. Federal deposit insurance was $119,000 higher due to an increase in the Bank's insurance premium rate in mid 2002 and loan processing expense was $87,000 higher due to a greater volume of loans originated and sold in 2003 from 2002.

Income Tax Expense (Benefit): The Company incurred income tax expense of $1.1 million in 2003, compared with an income tax benefit of $2.5 million in 2002. The effective tax rate was 31.5% in 2003 and (45.0)% in 2002. The 2003 income taxes were composed of a $847,000 credit for current taxes and a $2.0 million expense for deferred taxes. The 2002 income taxes were composed of a $796,000 expense for current taxes and a $3.3 million credit for deferred taxes. The deferred tax expense in 2003 was mainly due to net charge-offs in 2003 exceeding the loan provision expense. The deferred tax credit in 2002 was mainly due to the loan provision expense in 2002, which exceeded net charge-offs. The primary difference between the effective tax rates and the statutory tax rates in 2003 relates to tax credits, cash value of life insurance and the disposition of goodwill resulting from the sale of the Ohio branches. The primary difference between the effective tax rates and the statutory tax rates in 2002 relate to tax credits and cash value of life insurance. See Note 10 to the "Consolidated Financial Statements" for more information.

2002 Compared to 2001

Net Income (Loss): The Company had a net loss of $3.1 million for the year-end 2002, due primarily to security losses and large loan provision expenses.

The total provision for loan and lease losses increased substantially in 2002. Provision expense increased $6.9 million, for a total provision expense of $7.3 million in 2002. This increase was necessary to establish specific reserves for the additional non-accrual loans, which increased by $16.1 million in 2002, for a year-end total of $18.3 million. In 2002, the Bank set aside specific reserves in the amount of $5.5 million for two lease pools with a principal balance of $10.9 million at December 31, 2002, in addition to specific reserves of $795,000 for business/development loans and its related parties with a principal balance of $3.6 million at December 31, 2002. These specific reserves account for $6.2 million of the $6.9 million increase in the provision for loan and lease losses. The Bank also increased its general reserves due to the weak economy and to reflect the Bank's current risk in the loan portfolio due to the change in the portfolio mix.

For a quarterly breakdown of earnings, see Note 18 to the "Consolidated Financial Statements."

Net Interest Income: The Company derives the majority of its income from net interest income. The following table shows a breakdown of net interest income for 2002 compared with 2001. Dollars are in thousands.

	Year Ended December 31				
	2002		2001		
	Interest	Yield/Rate	Interest	Yield/Rate	Change
Interest and fees on loans	$24,473	7.15%	$30,005	7.98%	$(5,532)
Other interest income	5,500	4.19	7,165	6.76	(1,665)
Total interest income	29,973	6.33	37,170	7.71	(7,197)
Interest on deposits	14,712	3.71	18,663	5.03	(3,951)
Interest on borrowings	2,829	6.33	5,580	6.52	(2,751)
Total interest expense	17,541	3.97	24,243	5.31	(6,702)
Net interest income	$12,432	–	$12,927	–	$ (495)
Net interest spread	–	2.36%	–	2.40%	–
Net interest margin	–	2.63	–	2.68	–

Net interest income declined 3.8% or $495,000 in 2002. Most of the decrease was volume related. See "Rate/Volume Analysis" for more information. The net interest spread, which is the mathematical difference between the yield on average interest-earning assets and cost of interest-bearing liabilities, was 2.36% in 2002 and 2.40% in 2001. The net interest margin on interest-earning assets, which is interest income as a percentage of average earning assets, was 2.63% in 2002 and 2.68% in 2001.

Provision for Loan Losses: The Company significantly increased the provision for loan losses for a total provision expense of $7.3 million for 2002, compared with $360,000 in 2001. The provision is the amount that is added to the allowance for loan losses to absorb inherent losses in the loan portfolio. Net loan charge-offs were $364,000 and $119,000 for the years 2002 and 2001, respectively. The allowance for loan losses as a percent of loans was 2.77% at December 31, 2002, and .49% at December 31, 2001, and represents management's best estimate of the inherent losses in the loan portfolio. The provision increase in 2002 was necessary to increase the allowance for loan and lease losses to a sufficient level of specific and general reserves. Non-performing loans, which consists of non-accrual loans and loans delinquent over 90 days and still accruing, substantially increased by $15.8 million during 2002. Non-performing loans were $18.4 million at December 31, 2002, and $2.6 million at December 31, 2001. The increase in non-performing loans was mainly due to a few large loans. Please see "Credit Quality" for more information.

The following table breaks out non-performing loans by category:

	(Dollars in thousands)			
	2002	2001	$ Change	% Change
December 31,				
Non-accrual loans	$18,307	$2,178	$16,129	740.5%
Over 90 days delinquent still accruing	135	395	(260)	(65.8)
Totals	$18,442	$2,573	$15,869	616.8%

The Company believes it has established an adequate allowance for loan losses in accordance with GAAP. The variation in the amount of provision charged against income is directly related to changes in loan charge-offs, non-performing loans, loan delinquencies, economic conditions in the Company's lending area and loan portfolio mix during each year.

Non-Interest Income: Non-interest income was $2.9 million in 2002 and $4.0 million in 2001, for an overall decrease of 27.50%. The main cause of the decline was due to the net losses on securities sold in 2002 of $2.0 million (see "Investments Sold in 2002"). Excluding the security losses, non-interest income would have improved 22.94%. Gains on sales of loans and servicing rights improved to $1.4 million for 2002 from $804,000 for 2001, an increase of 77.00%. Interest rates have steadily declined since 2001, which has created a higher demand from consumers for fixed-rate mortgage loans. Proceeds from loans sold in the secondary market were $113.0 million in 2002 and $86.8 million in 2001. Other fees and service charges improved 5.25%, while brokerage and insurance commissions were up 1.01%. The Bank invested in life insurance on employees and directors, with a balance or cash surrender value of $18.9 million and $18.0 million, respectively, at December 31, 2002 and 2001. The majority of these policies were purchased in 1999. The nontaxable increase in cash surrender value of life insurance was $897,000 in 2002 and $945,000 in 2001. Overall, the increase in cash value of life insurance declined 5.08% in 2002 compared with 2001. Operating losses associated with the limited partnership amounted to a gain of $92,000 in 2002 and a loss of $172,000 in 2001 and are included in other income. The Company incurred an allocated gain of $191,000 and tax credit recapture of $33,000 due to the termination of ownership in one of the properties in 2002. The Company also reflected federal income tax credits of $159,000 (after-tax credit recapture) and $210,000, respectively, for the year-ended December 31, 2002, and December 31, 2001.

Non-Interest Expense: Non-interest expense was $13.7 million in 2002 and $11.3 million in 2001, for an overall increase of 20.51%. The main cause of the increase was the penalties charged for early payoff of FHLB advances in 2002 of $1.1 million (see "Investments Sold in 2002"). Excluding the advance early payoff penalties, non-interest expense would have increased 11.02%. The largest component of non-interest expense is salaries and employee benefits, which make up 55.57% of total non-interest expenses.

Salaries and employee benefits increased $879,000 to $7.6 million in 2002, compared with $6.7 million in 2001. In 2002, the Bank paid a former executive officer severance pay for a non-recurring expense of $289,000. The Bank's employee retirement plan expense increased to $215,000 in 2002 from $5,000 in 2001. The retirement expense incurred in 2001 was for general administrative expenses of the retirement fund. In 2001, the stock market generally provided enough earnings to cover increases required in the employee retirement fund. With the decline of the stock market, the Bank's retirement expense in 2002 rose substantially. Other insurance benefits, comprised mainly of medical insurance, increased to $1.0 million in 2002 from $748,000 in 2001, for an overall increase in insurance benefits expense of $280,000. There were 11 new positions added during 2002 in several areas of the Bank. Please see Note 11 to the "Consolidated Financial Statements" for more information regarding benefits.

Net occupancy and furniture and equipment expense was $1.7 million in 2002, compared with $1.4 million in 2001, for an overall expense increase of $271,000, or 19.62%, in 2001. The increase was mainly due to building equipment maintenance expense, utilities, equipment rental and depreciation expense that increased $74,000, $17,000, $22,000 and $14,000, respectively, in 2002 from 2001. Data processing, printing and supplies, and all expenses increased $32,000, or 1.10%, in 2002 from 2001.

Income Tax Expense: The Company incurred a $2.5 million income tax benefit in 2002 compared with income tax expense of $1.5 million in 2001. The effective tax rate was (45.0)% in 2002 and 27.8% in 2001. Income taxes for 2002 were composed of $796,000 expense for current taxes and a $3.3 million credit for deferred taxes. The 2001 income taxes were composed of $1.7 million expense for current taxes and $229,000 credit for taxes. The deferred tax credits in 2002 were mainly due to the loan provision expense in 2002. For both 2002 and 2001, the primary difference between the effective tax rates and the statutory tax rates relate to tax credits and cash value of life insurance. See Note 10 to the "Consolidated Financial Statements" for more information.

Liquidity and Capital Resources

Historically, funds provided by operations, loan principal repayments and new deposits have been the Company's principal sources of liquid funds. In addition, the Company has the ability to obtain funds through the sale of new mortgage loans and through borrowings from the FHLB system. At December 31, 2003, the Company's commitments for loans in process totaled $5.9 million and conditional commitments for lines of credit receivable totaled $21.4 million. Management believes that the Company's liquidity and other sources of funds will be sufficient to fund all outstanding commitments and other cash needs. A portion of these commitments is for fixed-rate mortgage loans, which will be sold immediately into the secondary market.

An amendment of the 1996 Stock Option Plan (the "Plan"), which provides for the granting of incentive and non-qualified stock options, was approved by the shareholders in April 1998 and extended the Plan's term to ten years and increased the number of shares reserved under the Plan from 176,000 to 352,000 shares. Options for 825 shares were exercised in 2003. Options for 9,713 shares were exercised in 2002. See Notes 1 and 11 to the "Consolidated Financial Statements" for the pro forma effect on net income and option activity.

Off-Balance-Sheet Arrangements

The Company does not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect of the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

Either the Company or the Bank has the following known contractual obligations as of December 31, 2003:

	Payment due by period				
	(Dollars in thousands)				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Contractual Obligations					
Long-term debt obligations	**$9,630**	**$ 915**	**$3,517**	**$198**	**$5,000**
Capital lease obligations	–	–	–	–	–
Operating lease obligations	327	114	150	63	–
Purchase obligations	–	–	–	–	–
Other long-term liabilities reflected on the Company's balance sheet under GAAP	–	–	–	–	–
Total	**$9,957**	**$1,029**	**$3,667**	**$261**	**$5,000**

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction, or at the same rate, as changes in the prices of goods and services, which are directly affected by inflation, although interest rates may fluctuate in response to perceived changes in the rate of inflation.

Current Accounting Issues

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The FASB's Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests. At December 31, 2003, the Company has no financial instruments with characteristics of both liabilities and equity.

In January of 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities,* an Interpretation of Accounting Research Bulletin No. 51, and in December 2003 the FASB deferred certain effective dates of Interpretation No. 46. For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ending after March 15, 2004. For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity. The Company has determined that it has no such interests.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-based Compensation - Transition and Disclosure,* which provides guidance for transition from the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option plan been recorded based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been adjusted to the pro forma amounts indicated in Note 1.

In November 2002, FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* was issued. FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant FIN 45 instruments of the Company are standby letters of credit. The Company has determined that its standby letters of credit obligations under FIN 45 are not material for disclosure.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31	
Assets	**2003**	2002
Cash on hand and in other institutions	**$ 9,505**	$ 7,481
Interest-bearing demand deposits	**5,044**	38,215
Cash and cash equivalents	**14,549**	45,696
Investment securities available for sale	**137,788**	58,155
Loans, net of allowance for loan losses of $3,744 and $8,666	**204,141**	304,586
Premises and equipment	**7,887**	7,901
Stock in Federal Home Loan Bank	**6,948**	6,759
Goodwill	**564**	1,291
Cash value of life insurance	**19,705**	18,932
Other assets	**10,871**	13,487
Total assets	**$402,453**	$456,807
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits		
Noninterest-bearing	**$ 19,039**	$ 19,124
Interest-bearing	**326,705**	383,063
Total deposits	**345,744**	402,187
Borrowings	**10,230**	6,432
Drafts payable	**3,477**	5,099
Other liabilities	**4,128**	4,049
Total liabilities	**363,579**	417,767
Commitments and contingencies		
Shareholders' equity:		
Preferred stock (5,000,000 shares authorized and unissued)		
Common stock ($1.00 par value; authorized 15,000,000 shares; issued and outstanding - 3,148,288 and 3,147,463 shares)	**3,148**	3,147
Additional paid-in capital	**506**	499
Retained earnings	**35,259**	34,856
Accumulated other comprehensive income (loss)	**(39)**	538
Total shareholders' equity	**38,874**	39,040
Total liabilities and shareholders' equity	**$402,453**	$456,807

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Year Ended December 31		
	2003	2002	2001
Interest Income:			
Interest and fees on loans	**$19,241**	$24,473	$30,005
Interest on mortgage-backed securities	**1,109**	3,196	2,225
Interest on investment securities	**1,983**	1,320	4,067
Other interest and dividend income	**763**	984	873
Total interest income	**23,096**	29,973	37,170
Interest Expense:			
Interest on deposits	**9,656**	14,712	18,663
Interest on borrowings	**410**	2,829	5,580
Total interest expense	**10,066**	17,541	24,243
Net Interest Income	**13,030**	12,432	12,927
Provision for loan losses	**6,440**	7,300	360
Net Interest Income After Provision for Loan Losses	**6,590**	5,132	12,567
Other Income:			
Other fees and service charges	**1,365**	1,284	1,220
Brokerage and insurance commissions	**960**	1,005	995
Net realized losses on sales of available-for-sale securities	**41**	(2,025)	–
Gains on sales of loans and servicing rights	**1,878**	1,423	804
Net gain on sale of branches	**5,511**	–	–
Increase in cash value of life insurance	**773**	897	945
Other	**12**	365	82
Total other income	**10,540**	2,949	4,046
Other Expense:			
Salaries and employee benefits	**8,082**	7,599	6,720
Net occupancy expense	**783**	963	802
Furniture and equipment expense	**765**	689	579
Legal and professional fees	**731**	386	317
Data processing expense	**554**	541	453
Printing and office supplies	**253**	309	330
Penalty on early payoff of FHLB advances	–	1,076	–
Other	**2,434**	2,112	2,147
Total other expense	**13,602**	13,675	11,348
Income (Loss) Before Income Taxes	**3,528**	(5,594)	5,265
Income taxes	**1,110**	(2,519)	1,465
Net Income (Loss)	**$ 2,418**	$ (3,075)	$ 3,800
Basic and Diluted Earnings (Loss) Per Share	**$ 0.77**	$ (0.98)	$ 1.21
Dividends Declared Per Share	**$ 0.64**	$ 0.64	$ 0.61

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2001	$3,147	$ 499	$38,065		$41,711
Net income	–	–	3,800		3,800
Unrealized depreciation on available-for-sale securities, net of income tax benefit of $464	–	–	–	$(696)	(696)
Comprehensive income					3,104
Dividends declared ($0.61 per share)	–	–	(1,920)	–	(1,920)
Balance at December 31, 2001	3,147	499	39,945	(696)	42,895
Net loss	–	–	(3,075)	–	(3,075)
Change in unrealized depreciation on available-for-sale securities, net of income tax expense of $801	–	–	–	1,234	1,234
Comprehensive loss					(1,841)
Exercise of stock options	9	128	–	–	137
Purchase of common stock	(9)	(128)	–	–	(137)
Dividends declared ($0.64 per share)	–	–	(2,014)	–	(2,014)
Balance at December 31, 2002	3,147	499	34,856	538	39,040
Net income	–	–	**2,418**	–	**2,418**
Change in unrealized depreciation on available-for-sale securities, net of income tax benefit of $359	–	–	–	**(577)**	**(577)**
Comprehensive income					**1,841**
Exercise of stock options	**1**	**7**	–	–	**8**
Dividends declared ($0.64 per share)	–	–	**(2,015)**	–	**(2,015)**
Balance at December 31, 2003	**$3,148**	**$ 506**	**$35,259**	**$ (39)**	**$38,874**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2003	2002	2001
Operating Activities			
Net income	**$ 2,418**	$ (3,075)	$ 3,800
Items not requiring (providing) cash			
Provision for losses on loans	**6,440**	7,300	360
Depreciation and amortization	**1,503**	967	804
Increase in cash surrender value	**(773)**	(897)	(945)
Mortgage loans originated for sale	**(150,283)**	(110,756)	(91,515)
Proceeds from sale of mortgage loans	**154,529**	113,047	86,814
Gains on sale of loans and servicing rights	**(1,878)**	(1,423)	(804)
Loss on sale of investments	**(41)**	2,025	–
Gain on sale of branches	**(5,511)**	–	–
Increase (decrease) in drafts payable	**(1,622)**	(1,053)	3,053
Other adjustments	**(1,032)**	2,898	(2,297)
Net cash provided by (used in) operating activities	**3,750**	9,033	(730)
Investing Activities			
Purchase of investment securities held to maturity	–	–	(131,430)
Proceeds from maturities/calls of securities held to maturity	–	–	77,805
Principal collected on mortgage-backed securities held to maturity	–	–	11,445
Purchase of investment securities available for sale	**(139,037)**	(131,339)	–
Proceeds from sale of investment securities available for sale	**20,705**	179,218	–
Proceeds from maturities/calls of securities available for sale	**18,764**	6,207	–
Principal collected on mortgage-backed securities available for sale	**19,696**	28,038	–
Net change in loans	**64,512**	37,856	45,711
Net purchases of premises and equipment	**(1,233)**	(1,589)	(425)
Purchase of Federal Home Loan Bank stock	–	(69)	(100)
Proceeds from sale of Federal Home Loan Bank stock	–	675	–
Net cash paid on sale of branches	**(19,751)**	–	–
Other investing activities	**488**	256	153
Net cash provided by (used in) investing activities	**(35,856)**	119,253	3,159
Financing Activities			
Net change in demand and passbook deposits	**41,347**	13,487	10,309
Net change in certificates of deposit	**(42,179)**	(23,713)	34,509
Proceeds from borrowings	**5,000**	55,500	93,500
Repayment of borrowings	**(1,202)**	(137,651)	(146,089)
Purchase of common stock	–	(137)	–
Exercise of stock options	**8**	137	–
Cash dividends paid	**(2,015)**	(2,014)	(1,888)
Net cash provided by (used in) financing activities	**959**	(94,391)	(9,659)
Change in Cash and Cash Equivalents	**(31,147)**	33,895	(7,230)
Cash and Cash Equivalents at Beginning of Year	**45,696**	11,801	19,031
Cash and Cash Equivalents at End of Year	**$ 14,549**	$ 45,696	$ 11,801

See notes to consolidated financial statements.

(Table dollar amounts in thousands, except share data)

1. Nature of Operations and Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp (the "Company") and its wholly owned subsidiary, Ameriana Bank and Trust, SB ("the Bank"), and the Bank's wholly owned subsidiaries, Ameriana Investment Management, Inc. ("AIMI"), Ameriana Financial Services, Inc. and Ameriana Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a bank holding company whose principal activity is the ownership and management of the Bank and its subsidiaries. The Company provides various banking services and engages in loan servicing activities for investors and operates in a single significant business segment. The Bank is subject to the regulation of the Indiana Department of Financial Institutions ("DFI") and the Federal Deposit Insurance Corporation ("FDIC"). The Company's gross revenues are substantially earned from the various banking services provided by the Bank. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries. AIMI manages the Company's investment portfolio.

The Bank generates loans and receives deposits from customers located primarily in central Indiana. Loans are generally secured by specific items of collateral including real property and consumer assets. The Company has sold various loans to investors while retaining the servicing rights.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing demand deposits.

Investment Securities: Debt securities are classified as "Held to Maturity" when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as "Held to Maturity" are classified as "Available for Sale." Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Stock in Federal Home Loan Bank: Stock in Federal Home Loan Bank ("FHLB") is stated at cost and the amount of stock the Company is required to own is determined by regulation.

Loans: Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. The Company considers its investment in one- to four-family residential loans and installment loans to be homogeneous and therefore excluded from separate identification of evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for Loan Losses: Allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, the probability of collecting all amounts due and other relevant factors. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by provisions for loan losses charged against income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(Table dollar amounts in thousands, except share data)

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2003, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Goodwill: Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Earnings Per Share: Earnings per share is computed by dividing net income by the weighted-average number of common and potential common shares outstanding during each year.

Mortgage Servicing Rights: Mortgage servicing rights on originated loans are capitalized by estimating the fair value of the streams of net servicing revenues that will occur over the estimated life of the servicing arrangement. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

Stock Options: The Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	2003	2002	2001
Net income (loss), as reported	**$2,418**	$(3,075)	$3,800
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	**(7)**	(25)	–
Pro forma net income (loss)	**$2,411**	$(3,100)	$3,800
Basic and diluted earnings (loss) per share, as reported	**$ 0.77**	$ (0.98)	$ 1.21
Basic and diluted earnings (loss) per share, pro forma	**0.77**	(0.98)	1.21

Income Taxes: Income taxes in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company and its subsidiaries file consolidated tax returns. The parent company and subsidiaries are charged or given credit for income taxes as though separate returns were filed.

Reclassifications: Reclassifications of certain amounts in the 2002 and 2001 consolidated financial statements have been made to conform to the 2003 presentation.

2. Restriction on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003, was $2,934,000.

(Table dollar amounts in thousands, except share data)

3. *Investment Securities*

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2003:				
Mortgage-backed securities	$ 36,461	$365	$325	$ 36,501
Federal agencies	78,580	108	265	78,423
Municipal securities	9,368	67	11	9,424
Equity securities	13,440	144	144	13,440
	$137,849	$684	$745	$137,788
Available for sale at December 31, 2002:				
Mortgage-backed securities and collateralized mortgage obligations	$ 27,251	$584	$ 11	$ 27,824
Federal agencies	8,052	175	–	8,227
Equity securities	21,977	127	–	22,104
	$ 57,280	$886	$ 11	$ 58,155

The amortized cost and fair value of securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Within one year	$ 3,999	$ 4,061
One to five years	74,581	74,362
Five to ten years	3,168	3,205
After ten years	6,200	6,219
	87,948	87,847
Mortgage-backed securities	36,461	36,501
Equity securities	13,440	13,440
	$137,849	$137,788

Certain investments in debt and equity securities are reported in the financial statements at an amount less than their historical cost. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings or meet projected earnings targets.

Based on evaluation of available evidence, including recent changes in market interest rates and credit rating information, management believes the declines in fair value for these securities are temporary.

(Table dollar amounts in thousands, except share data)

The Company's temporarily impaired investment securities at December 31, 2003, are shown below:

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	**$22,724**	**$318**	**$392**	**$ 7**	**$23,116**	**$325**
Federal agencies	**42,403**	**265**	**–**	**–**	**42,403**	**265**
Municipal securities	**2,141**	**11**	**–**	**–**	**2,141**	**11**
Equity securities	**11,796**	**144**	**–**	**–**	**11,796**	**144**
	$79,064	**$738**	**$392**	**$ 7**	**$79,456**	**$745**

No investment securities were pledged at December 31, 2003. Investment securities with a total carrying value of $1,811,000 were pledged at December 31, 2002, to secure FHLB advances.

Gross gains of $41,000 and $1,247,000 and gross losses of $0 and $3,272,000 resulting from sales of available-for-sale securities were realized for 2003 and 2002.

In 2001, the Company determined that because of its interest rate risk, it would not be able to continue to hold its investment securities to maturity. Accordingly, the Company transferred its held-to-maturity investments to "Available for Sale" as of December 31, 2001, and recorded an accumulated other comprehensive loss of $696,000 as of that date.

4. Loans

	December 31	
	2003	2002
Residential mortgage loans	**$108,172**	$195,055
Commercial mortgage loans	**90,349**	91,856
Installment loans	**7,058**	12,386
Commercial loans	**7,672**	21,172
Loans secured by deposits	**811**	1,130
	214,062	321,599
Deduct:		
Undisbursed loan proceeds	**5,859**	7,985
Deferred loan costs, net	**318**	362
Allowance for loan losses	**3,744**	8,666
	9,921	17,013
	$204,141	$304,586

Loans being serviced by the Company for investors, primarily the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, totaled approximately $193,016,000, $177,392,000 and $162,017,000 as of December 31, 2003, 2002 and 2001. Such loans are not included in the preceding table.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2003 and 2002 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates. No valuation allowance was necessary at December 31, 2003 and 2002.

	Year Ended December 31		
	2003	2002	2001
Mortgage servicing rights:			
Balance at beginning of year	**$1,197**	$1,012	$ 847
Servicing rights capitalized	**727**	597	416
Amortization of servicing rights	**(611)**	(412)	(251)
Balance at end of year	**$1,313**	$1,197	$1,012

(Table dollar amounts in thousands, except share data)

At December 31, 2003 and 2002, the Company had outstanding commitments to originate loans of approximately $2,845,000 and $8,379,000, respectively, which were primarily for adjustable-rate mortgages with rates that are determined just prior to closing, or fixed-rate mortgage loans with rates locked in at the time of loan commitment. In addition, the Company had $21,409,000 and $22,231,000 of conditional commitments for lines of credit receivables at December 31, 2003 and 2002, respectively. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for instruments that are included in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, real estate, equipment and income-producing commercial properties. In addition, the Company had $3,584,000 of letters of credit outstanding at December 31, 2003 and 2002. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

5. Allowance for Loan Losses

	Year Ended December 31		
	2003	2002	2001
Balance at beginning of year	**$ 8,666**	$1,730	$1,489
Provision for losses	**6,440**	7,300	360
Net Charge-offs:			
Charge-offs	**(11,394)**	(388)	(156)
Recoveries	**32**	24	37
Net charge-offs	**(11,362)**	(364)	(119)
Balance at end of year	**$ 3,744**	$8,666	$1,730

At December 31, 2003 and 2002, respectively, impaired loans totaled $6,952,000 and $16,669,000 with an allocation of the allowance for loan losses of $1,304,000 and $6,646,000.

Interest of $154,000 and $119,000 was recognized on average impaired loans of $14,471,000 and $11,076,000 for 2003 and 2002, respectively. All interest recognized on impaired loans during 2003 and 2002 was on a cash basis.

Impaired loans were immaterial at and during the year ended December 31, 2001.

At December 31, 2003 and 2002, accruing loans delinquent 90 days or more totaled $74,000 and $135,000, respectively. Non-accruing loans at December 31, 2003 and 2002 were $8,383,000 and $18,307,000, respectively.

6. Premises and Equipment

	December 31	
	2003	2002
Land	**$ 1,814**	$ 1,777
Land improvements	**502**	580
Office buildings	**7,498**	7,682
Furniture and equipment	**4,048**	4,891
Automobiles	**98**	70
	13,960	15,000
Less accumulated depreciation	**6,073**	7,099
	$ 7,887	$ 7,901

(Table dollar amounts in thousands, except share data)

7. Goodwill

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of SFAS No. 142. Had the new method been applied retroactively, the previously reported 2001 net income would have increased by $120,000.

During 2003, $727,000 of goodwill was eliminated in connection with the sale of two Ohio branches. On September 29, 2003, the branches located in Deer Park and Landen, Ohio, were sold to Peoples Community Bancorp, Inc. of West Chester, Ohio. The transaction included the Company's real property related to the Deer Park branch and its leasehold on the premises for the Landen branch. Additionally, the Company conveyed most consumer and commercial loans at those branches as part of the transaction, as well as the branches' saving deposits. The Company retained and will continue to service certain single-family residential mortgages originated in those locations.

8. Deposits

	December 31	
	2003	2002
Demand	**$127,945**	$100,471
Savings	**30,558**	33,990
Certificates of $100,000 or more	**27,212**	45,510
Other certificates	**160,029**	222,216
	$345,744	$402,187

Certificates maturing in years ending after December 31, 2003:	
2004	**$106,749**
2005	**27,899**
2006	**21,236**
2007	**16,145**
2008	**12,397**
Thereafter	**2,815**
	$187,241

Interest paid on deposits approximated interest expense in 2003, 2002 and 2001.

9. Borrowings

Borrowings at December 31, 2003 and 2002 include FHLB advances totaling $9,630,000 and $5,592,000 with a weighted average rate of 5.38% and 6.83%, respectively. The advances are secured by a combination of first-mortgage loans, investment securities and overnight deposits. Some advances are subject to restrictions or penalties in the event of prepayment.

Borrowings at December 31, 2003 and 2002 also include a note payable for $600,000 and $750,000 to another financial institution with a rate of 3.50% and 4.25%. The note is secured by the outstanding common stock of the Bank. The note outstanding at December 31, 2002, was due at July 24, 2003, and was renewed at that date to January 24, 2004.

A promissory note of $90,000 was included in borrowings at December 31, 2002. The interest rate on the note was 6.0%.

Interest paid on borrowings was $414,000, $3,092,000, and $5,881,000 for 2003, 2002 and 2001, respectively.

Maturities in years ending December 31:	
2004	**$ 1,515**
2005	**3,301**
2006	**216**
2007	**170**
2008	**28**
Thereafter	**5,000**
	$10,230

(Table dollar amounts in thousands, except share data)

10. Income Taxes

	December 31	
	2003	2002
Deferred tax assets:		
Deferred compensation	**$ 404**	$ 294
General loan loss reserves	**1,526**	3,428
Net unrealized loss on securities available for sale	**22**	–
Reserve for uncollected interest	**335**	534
Other	**–**	48
	2,287	4,304
Deferred tax liabilities:		
FHLB stock dividends	**(608)**	(515)
Tax bad debt reserves	**(23)**	(88)
Purchase accounting adjustments	**–**	(95)
Deferred loan fees	**(35)**	(91)
Mortgage servicing rights	**(525)**	(454)
Net unrealized gains on securities available for sale	**–**	(337)
Other	**(75)**	(105)
	(1,266)	(1,685)
Net deferred tax asset	**$1,021**	$ 2,619

The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

	Year Ended December 31		
	2003	2002	2001
Statutory federal tax rate	**34.0%**	(34.0)%	34.0%
State income taxes, net of federal tax benefit	**0.9**	(4.5)	2.8
Tax credits	**(4.9)**	(2.9)	(4.0)
Cash value of life insurance	**(7.5)**	(5.5)	(6.1)
Disposition/amortization of goodwill	**8.8**	0.6	1.9
Other	**0.2**	1.3	(0.8)
Effective tax rate	**31.5%**	(45.0)%	27.8%

The provision (credit) for income taxes consists of the following:

	Year Ended December 31		
	2003	2002	2001
Federal:			
Current	**$ (903)**	$ 702	$1,448
Deferred	**1,963**	(2,840)	(205)
	1,060	(2,138)	1,243
State:			
Current	**56**	94	246
Deferred	**(6)**	(475)	(24)
	50	(381)	222
	$1,110	$(2,519)	$1,465

As of December 31, 2003, the Company had approximately $4,700,000 of state tax loss carryforward available to offset future franchise tax. Also at December 31, 2003, the Company had approximately $72,000 of tax credits available to offset future federal income tax. Both the state loss carryforward and the tax credits expire in 2023.

The Company paid $1,503,000, $290,000 and $969,000 of state and federal income taxes in 2003, 2002 and 2001, respectively.

(Table dollar amounts in thousands, except share data)

11. Employee Benefits

The Company is a participating employer in a multi-employer defined-benefit pension plan and a 401(k) plan. The plans cover substantially all full-time employees of the Company. Since the defined-benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. Pension expense for the plans totaled $768,000, $215,000, and $5,000 in 2003, 2002 and 2001, respectively.

The Company has arrangements that provide retirement and death benefits to certain officers and directors. The accrual of benefits totaled $991,000, $744,000 and $420,000 for 2003, 2002 and 2001, respectively. In connection with these and other benefits, life insurance has been purchased with the proceeds from the policies to be utilized for the payment of benefits.

The Company has entered into employment agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions. The contingent liability under these agreements is generally three times the annual salary of the officer.

Under the 1987 Stock Option Plan and the 1996 Stock Option and Incentive Plan ("1996 Plan"), which are accounted for under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Plan terms permit certain nonincentive stock options to be granted at less than market value at plan committee discretion. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights. An amendment of the 1996 Plan extended the Plan's term by five years and increased the number of shares reserved under the Plan from 176,000 to 352,000 shares.

The following is a summary of the status of the Company's stock option plans and changes in those plans as of and for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31					
	2003		2002		2001	
Options	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**199,022**	**$14.27**	203,510	$14.37	226,786	$14.31
Granted	**–**	**–**	22,000	14.25	–	–
Exercised	**(825)**	**9.43**	(9,713)	14.15	–	–
Forfeited/expired	**(3,145)**	**14.30**	(16,775)	17.81	(23,276)	13.81
Outstanding at end of year	**195,052**	**14.29**	199,022	14.27	203,510	14.37
Options exercisable at year end	**187,052**	**14.29**	187,022	14.27	201,750	14.35
Weighted average fair value of options granted during the year		**–**		1.58		–

As of December 31, 2003, selected other information in exercise price ranges for options outstanding and exercisable is as follows:

	Outstanding			**Exercisable**	
Exercise Price Range	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Number of Shares**	**Weighted Average Exercise Price**
$9.43 - 12.53	**63,352**	**$12.50**	**2.1 years**	**63,352**	**$12.50**
13.05 - 18.30	**131,700**	**15.15**	**3.9 years**	**123,700**	**15.21**

(Table dollar amounts in thousands, except share data)

There were 178,442 shares under the 1996 Plan available for grant at December 31, 2003.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2002
Risk-free interest rates	3.3%
Dividend yields	4.7%
Expected volatility factors of market price of common stock	18.4%
Weighted average expected life of the options	10 years

The proforma effect on net income is disclosed in Note 1.

12. Shareholders' Equity

The payment of dividends by the Company depends substantially upon receipt of dividends from the Bank, which is subject to various regulatory restrictions on the payment of dividends. Under current regulations, the Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the net worth of this entity to be reduced below regulatory capital requirements or the amount required for its liquidation accounts.

In addition, without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the applicable calendar year to date, plus retained net income for the preceding two years. Application is required by the Bank to pay dividends in excess of this restriction and the Company's Board of Directors have resolved not to cause the Bank to pay dividends if its Tier 1 capital would be less than 7.0% thereafter. At December 31, 2003, the shareholder's equity of the Bank was $38,325,000 and approval is required by the DFI to pay dividends to the Company.

13. Earnings (Loss) Per Share

	Year Ended December 31								
	2003			2002			2001		
	Income	**Weighted Average Shares**	**Per Share Amount**	Loss	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic Earnings (Loss) Per Share									
Income (loss) available to common shareholders	**$2,418**	**3,148,164**	**$0.77**	$(3,075)	3,147,301	$(0.98)	$3,800	3,146,616	$1.21
Effect Of Dilutive Stock Options	**–**	**3,412**		–	–		–	1,352	
Diluted Earnings (Loss) Per Share									
Income (loss) available to common shareholders and assumed conversions	**$2,418**	**3,151,576**	**$0.77**	$(3,075)	3,147,301	$(0.98)	$3,800	3,147,968	$1.21

Options to purchase 131,700, 199,022 and 138,420 shares of common stock at exercise prices of $14.25 to $18.30, $9.43 to $18.30 and $14.32 to $18.30 per share were outstanding at December 31, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the options were anti-dilutive.

(Table dollar amounts in thousands, except share data)

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	December 31		
	2003	2002	2001
Unrealized gains (losses) on securities available for sale	**$(895)**	$ 10	$(1,160)
Reclassification for realized amount included in income	**41**	(2,025)	–
Other comprehensive income (loss), before tax effect	**(936)**	2,035	(1,160)
Tax expense (benefit)	**(359)**	801	(464)
Other comprehensive income (loss)	**$(577)**	$1,234	$ (696)

15. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance-sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2003 and 2002, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2003, that management believes have changed this classification.

Actual and required capital amounts and ratios for the Bank are as follows:

	December 31, 2003			
	Required For Adequate Capital[1]		**Actual Capital**	
	Ratio	**Amount**	**Ratio**	**Amount**
Total risk-based capital [1] (to risk-weighted assets)	**8.0%**	**$19,882**	**16.42%**	**$40,819**
Tier 1 capital (to risk-weighted assets)	**4.0**	**9,941**	**15.17**	**37,705**
Core capital [1] (to adjusted total assets)	**3.0**	**12,057**	**9.38**	**37,705**
Core capital [1] (to adjusted tangible assets)	**2.0**	**8,038**	**9.38**	**37,705**
Tangible capital (to adjusted total assets)	**1.5**	**6,028**	**9.38**	**37,705**

[1] *As defined by regulatory agencies*

	December 31, 2002			
	Required For Adequate Capital[1]		Actual Capital	
	Ratio	Amount	Ratio	Amount
Total risk-based capital [1] (to risk-weighted assets)	8.0%	$23,754	13.89%	$41,255
Tier 1 capital (to risk-weighted assets)	4.0	11,877	12.61	37,455
Core capital [1] (to adjusted total assets)	3.0	14,109	7.96	37,455
Core capital [1] (to adjusted tangible assets)	2.0	9,406	7.96	37,455
Tangible capital (to adjusted total assets)	1.5	7,054	7.96	37,455

[1] *As defined by regulatory agencies*

During the second quarter of 2002, the Bank entered into a memorandum of understanding (the "MOU") with the FDIC and the DFI. Among other things, the MOU required the Bank to adopt written action plans with respect to certain classified assets, revise its lending policies in accordance with examiner recommendations, require greater financial information from borrowers, establish a loan review program, document Board review of the adequacy of loan losses, formulate a plan for improving the Bank's profitability, review staffing needs with particular emphasis on loan administration, strengthen certain internal controls and audit coverage and address other regulatory compliance issues raised in the most recent examination report by the FDIC and DFI. While the MOU is in effect, the Bank must maintain Tier 1 capital at or above 7.0% of assets.

(Table dollar amounts in thousands, except share data)

The Company's Board of Directors has adopted resolutions providing that the Company will not cause the Bank to pay dividends if its Tier 1 capital would be less than 7.0% thereafter, that the Company will not incur additional debt without prior Federal Reserve approval, and that the Company will not purchase any treasury stock. The resolutions remain in effect until the MOU is lifted.

The Company believes that it has taken all actions specified in the MOU and Board resolutions within the timeframes specified. The Company does not believe the MOU or Board resolutions will materially affect the operations of the Company or the Bank. A failure to comply with either the MOU or resolutions could lead to the initiation of formal enforcement action by the FDIC, DFI and the Federal Reserve.

Retained earnings at December 31, 2003, includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, federal income taxes may be imposed at the then-applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

16. Fair Value of Financial Instruments

Fair values are based on estimates using present value and other valuation techniques in instances where quoted market prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be compared to independent markets and, further, may not be realizable in an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Company.

The following table presents the estimates of fair value of financial instruments:

	December 31			
	2003		2002	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets:				
Cash and cash equivalents	**$ 14,549**	**$ 14,549**	$ 45,696	$ 45,696
Investment securities	**137,788**	**137,788**	58,155	58,155
Loans	**204,141**	**206,589**	304,586	309,792
Interest receivable	**2,037**	**2,037**	1,958	1,958
Stock in FHLB	**6,948**	**6,948**	6,759	6,759
Cash value of life insurance	**19,705**	**19,705**	18,932	18,932
Liabilities:				
Deposits	**345,744**	**346,897**	402,187	403,745
Borrowings	**10,230**	**10,591**	6,432	6,897
Interest payable	**210**	**210**	411	411
Drafts payable	**3,477**	**3,477**	5,099	5,099

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents, Stock in FHLB and Cash Value of Life Insurance: The carrying amounts reported in the consolidated balance sheets approximate those assets' fair values.

Investment Securities: Fair values are based on quoted market prices.

Loans: The fair values for loans are estimated using a discounted cash flow calculation that applies interest rates used to price new similar loans to a schedule of aggregated expected monthly maturities on loans.

Interest Receivable/Payable: The fair value of accrued interest receivable/payable approximates carrying values.

Deposits: The fair values of interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits.

Borrowings: The fair value of borrowings is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Drafts Payable: The fair value approximates carrying value.

(Table dollar amounts in thousands, except share data)

17. Parent Company Financial Information

The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

	December 31	
Balance Sheets	**2003**	2002
Assets:		
Cash	**$ 22**	$ –
Advances to subsidiaries	**1,746**	–
Investment in the Bank	**38,325**	39,590
Investments in affiliates	**382**	464
Other assets	**11**	360
	$40,486	$40,414
Liabilities and shareholders' equity:		
Notes payable, other	**$ 600**	$ 840
Other liabilities	**1,012**	534
Shareholders' equity	**38,874**	39,040
	$40,486	$40,414

	Year Ended December 31		
Statements of Operations	**2003**	2002	2001
Dividends from subsidiary	**$3,300**	$ 1,500	$3,000
Interest income	**8**	6	47
	3,308	1,506	3,047
Operating expense	**525**	489	594
Income before income tax benefit and equity in undistributed income of subsidiary	**2,783**	1,017	2,453
Income tax benefit	**404**	356	511
	3,187	1,373	2,964
Equity in undistributed income of subsidiary and affiliates (distributions in excess of equity in income)	**(769)**	(4,448)	836
Net Income (Loss)	**$2,418**	$(3,075)	$3,800

	Year Ended December 31		
Statements of Cash Flows	**2003**	2002	2001
Operating Activities:			
Net income (loss)	**$ 2,418**	$(3,075)	$3,800
Items not requiring (providing) cash			
Equity in undistributed income of subsidiaries and affiliates	**769**	4,448	(866)
Other adjustments	**828**	(368)	210
Net cash provided by operating activities	**4,015**	1,005	3,144
Investing Activity: Net changes in advances to subsidiaries	**(1,746)**	1,341	484
Financing Activities:			
Repayment of notes payable to subsidiaries	–	(243)	(250)
Repayment of other borrowings	**(240)**	(90)	(1,491)
Cash dividends paid	**(2,015)**	(2,014)	(1,888)
Purchase of common stock	–	(137)	–
Proceeds from exercise of stock options	**8**	137	–
Net cash used in financing activities	**(2,247)**	(2,347)	(3,629)
Change in cash	**22**	(1)	(1)
Cash at beginning of year	–	1	2
Cash at end of year	**$ 22**	$ –	$ 1

(Table dollar amounts in thousands, except share data)

18. Quarterly Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Total interest income	**$6,188**	**$6,412**	**$5,636**	**$4,860**
Total interest expense	**3,060**	**2,817**	**2,392**	**1,797**
Net interest income	**3,128**	**3,595**	**3,244**	**3,063**
Provision for loan losses	**150**	**1,400**	**4,790**	**100**
Net income	**755**	**96**	**952**	**615**
Basic earnings per share	**0.24**	**0.03**	**0.30**	**0.20**
Diluted earnings per share	**0.24**	**0.03**	**0.30**	**0.19**
Dividends declared per share	**0.16**	**0.16**	**0.16**	**0.16**
Stock price range:				
High	**12.99**	**14.56**	**15.56**	**16.00**
Low	**11.36**	**11.96**	**13.13**	**14.50**
2002				
Total interest income	$8,592	$7,476	$7,268	$6,637
Total interest expense	5,244	4,775	4,192	3,330
Net interest income	3,348	2,701	3,076	3,307
Provision for loan losses	1,250	150	150	5,750
Net income	(2,050)	600	786	(2,411)
Basic and diluted earnings per share	(0.65)	0.19	0.25	(0.77)
Dividends declared per share	0.16	0.16	0.16	0.16
Stock price range:				
High	16.00	15.10	14.20	13.25
Low	13.15	13.85	12.10	12.70

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders and
Board of Directors
Ameriana Bancorp
New Castle, Indiana

We have audited the accompanying consolidated balance sheets of Ameriana Bancorp as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Ameriana Bancorp as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 7, the Company changed its method of accounting for goodwill in 2002.

BKD, LLP

Indianapolis, Indiana
February 6, 2004

OFFICERS OF AMERIANA BANK AND TRUST

Harry J. Bailey
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President and Chief Operating Officer

Bradley L. Smith
Senior Vice President - Treasurer and Chief Financial Officer

Grover F. Archer
Senior Vice President - Retail Banking

Deborah A. Bell
Senior Vice President - Information Technology

Ted R. Girton
Senior Vice President - Credit Administration

Ronald M. Holloway
Senior Vice President - Lending Services

Nancy A. Rogers
Senior Vice President - Marketing Services and Corporate Secretary

Jan F. Wright
Senior Vice President - Business Services

Jeanette K. Curless
Vice President

Gary L. Kreider
Vice President

Jane K. Moyer
Vice President

James R. Pope
Vice President

Franklin J. Schwegman
Vice President

Daniel L. Semler
Vice President

James S. Stuart
Vice President

Lynn A. Turner
Vice President

Kevin B. Umbarger
Vice President

Alan E. Williams
Vice President

Feryl L. York
Vice President

Stacy J. Darling
Assistant Vice President

Wayne A. Dimmock
Assistant Vice President

Nathan D. Francis
Assistant Vice President

G. Michael Franklin
Assistant Vice President

Nancy L. Frost
Assistant Vice President

Duane Kamminga
Assistant Vice President

Marc L. McCoy
Assistant Vice President

Linda S. Maher
Assistant Vice President

Vicki L. Popplewell
Assistant Vice President

Jeffrey E. Somers
Assistant Vice President

Patricia L. Spurlock
Assistant Vice President

Stephen L. Strother
Assistant Vice President

Margaret M. Swoveland
Assistant Vice President

Talene R. Welch
Assistant Vice President

Davena K. Littrell
Assistant Secretary

DIRECTORS AND OFFICERS OF AMERIANA BANCORP

Directors

Paul W. Prior
Chairman of the Board,
Ameriana Bancorp

Harry J. Bailey
President and Chief Executive Officer,
Ameriana Bancorp

Donald C. Danielson
Vice Chairman of the Board,
City Securities Corporation

Charles M. (Kim) Drackett, Jr.
Chairman, President and
General Manager,
Fairholme Farms Inc.

R. Scott Hayes
Partner,
Hayes Copenhaver Crider

Michael E. Kent
Private Investor

Ronald R. Pritzke
Partner,
Pritzke & Davis

The Directors of Ameriana Bancorp also serve as Directors of Ameriana Bank and Trust

Officers

Harry J. Bailey
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President
and Chief Operating Officer

Bradley L. Smith
Senior Vice President - Treasurer
and Chief Financial Officer

Nancy A. Rogers
Senior Vice President - Marketing Services
and Corporate Secretary

SERVICE LOCATIONS

Ameriana Bank and Trust

Main Office
2118 Bundy Avenue
New Castle, Indiana 47362
(765) 529-2230

Downtown Office
1311 Broad Street
New Castle, Indiana 47362
(765) 529-1500

Anderson Office
1724 East 53rd Street
Anderson, Indiana 46013
(765) 642-1726

Avon Office
99 South Dan Jones Road
Avon, Indiana 46123
(317) 272-7171

Greenfield Office
1810 North State Street
Greenfield, Indiana 46140
(317) 462-4463

Knightstown Office
22 North Jefferson Street
Knightstown, Indiana 46148
(765) 345-5131

Middletown Office
956 North Beechwood Street
Middletown, Indiana 47356
(765) 354-2275

McCordsville Office
6653 West Broadway
McCordsville, Indiana 46055
(317) 335-1007

Morristown Office
488 West Main Street
Morristown, Indiana 46161
(765) 763-6552

New Palestine Office
7435 West US 52
New Palestine, Indiana 46163
(317) 861-9400

Linsco/Private Ledger Brokerage Service
(a third-party vendor)

2118 Bundy Avenue
New Castle, Indiana 47362
(765) 521-4061

99 South Dan Jones Road
Avon, Indiana 46123
(317) 272-7170

1810 North State Street
Greenfield, Indiana 46140
(317) 462-4463

7435 West US 52
New Palestine, Indiana 46163
(317) 861-9400

Ameriana Insurance Agency

1908 Bundy Avenue
New Castle, Indiana 47362
(765) 529-5049

99 South Dan Jones Road
Avon, Indiana 46123
(317) 272-7177

1810 North State Street
Greenfield, Indiana 46140
(317) 467-6162

Ameriana Trust and Investment Management Services

1908 Bundy Avenue
New Castle, Indiana 47362
(765) 521-7509

Ameriana Investment Management, Incorporated

300 Delaware Avenue
Suite 2022
Wilmington, Delaware 19801
(302) 576-2701

EQUAL HOUSING LENDER
Member FDIC

CORPORATE INFORMATION

Corporate Headquarters

2118 Bundy Avenue
New Castle, Indiana 47362
(765) 529-2230
www.ameriana.com

General Counsel

Hayes Copenhaver Crider
New Castle, Indiana

Special Counsel

Muldoon Murphy Faucette &
Aguggia LLP
Washington, D.C.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Auditors

BKD, LLP
Indianapolis, Indiana

Market Information

Ameriana Bancorp's common shares trade on the NASDAQ National Market under the symbol ASBI. As of April 2, 2004, the Company had approximately 2,000 shareholders, including beneficial owners holding shares in nominee or "street" name.

See Note 12 to Consolidated Financial Statements for restrictions on the payment of cash dividends.

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, for the year ended December 31, 2003, may be obtained without charge by writing to Mr. Harry J. Bailey, President and Chief Executive Officer, Ameriana Bancorp, 2118 Bundy Avenue, New Castle, Indiana 47362.